Ex99.117

DeFi Technologies to Host Conference Call to Discuss Q2 Financial Results and Recent Acquisitions
Today at 12pm ET
TORONTO, Aug. 16, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) today announced that it will host a conference call and audio webcast today, Monday, August 16, 2021, at 12:00 p.m. ET to discuss its financial results for the second quarter ended June 30, 2021, as well its recent acquisitions of DeFi Yield Technologies, Inc. and Protos Asset Management GmbH.
Date:   Monday,  August  16, 2021

Time:   12:00 p.m.  Eastern Time

Live Call:      +1-877-407-0784 (U.S. Toll Free) and +1-201-689-8560 (International)

Conf. ID:        13722320

Webcast:       http://public.viavid.com/index.php?id=146227

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until August 23, 2021 and can be accessed by dialing +1- 844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International) and entering replay pin number: 13722320.
About DeFi Technologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.
For more information visit www.deftfinfo.com
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes,  but is not limited to, statements with respect to the strategic partnership with HIVE; the terms of such transaction and the potential for synergies and growth as a result of the partnership; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com CO: DeFi Technologies, Inc.
CNW 10:38e 16-AUG-21